EXHIBIT 99.1

Elbit Vision Systems Announces 2013 Results

Annual Revenues of $4.3 Million - Operating Loss of $0.7 Million

CAESAREA, Israel, May 12, 2014 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd. (OTCBB:EVSNF), a global provider of vision technology for automatic surface inspection and in-line quality monitoring systems, today announced its consolidated financial results for the twelve month period ending December 31, 2013.

2013 yearly Results:

Revenues for the year 2013 were approximately $4.3 million, representing decrease of 35.8% compared to $6.7 million in 2012.

Gross profit on a GAAP basis was approximately $1.8 million, representing 41.9% of revenues, compared to $3.7 million for 2012. Gross margins decreased mainly due to the decrease in revenues.

Operating loss on a GAAP basis was approximately $0.73 million compared with an operating profit of approximately $0.1 million in 2012.

Net loss on a GAAP basis for 2013 was approximately $1 million, compared to net profit of approximately $0.8 million in 2012.

Sam Cohen, CEO of EVS commented, "During 2013, we faced delays in our research and development department , causing a shift in our sales into the last part of the year.  Though bookings were only down 10% from 2012, the timing of the bookings certainly had a tremendous overall negative effect on our annual results.  Clearly, these late bookings will translate into solid operating profits in the first half of 2014.

"Even through the losses suffered last year, EVS continued with our push for the development of new and innovative products for our existing markets, as well as exciting new markets.  Over the last few months, we were able to launch, sell, and install our latest technological solutions to select customers with remarkable success.  Rolling these out to whole markets in the second half of this year will be a tremendous step forward in our product offering which we are confident will translate into profitability," concluded Mr. Cohen.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency. EVS' systems are used by over 700 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT DECEMBER 31, 2013
IN U.S. DOLLARS

	Dec-31
	2013	2012

	U.S. dollars in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	152	1,392
Restricted deposits (short term)	34	30
Accounts receivable:
Trade	1,013	1,099
Other	120	159
Inventories	865	773

Total current assets	2,184	3,453

LONG-TERM RECEIVABLES:
Severance pay fund	296	283
Other long-term receivables and investment	87	186
Total long-term receivables	383	469

PROPERTY, PLANT AND EQUIPMENT – net of accumulated depreciation and amortization	31	43

OTHER ASSETS
Goodwill	242	242

Total assets	2,840	4,207

	Dec-31
	2013	2011

	U.S. dollars in thousands
Liabilities and shareholders' deficiency

CURRENT LIABILITIES:
Current Maturities of Long Term Loan from Banks	183	183
Current Maturities of Long Term Loan from Shareholders and Other	370	568

Trade account payable	738	917
Deferred income	38	64
Other payables	523	470

Total current liabilities	1,852	2,202

LONG-TERM LIABILITIES:
Loans terms loans (net of current maturities)	838	1,189
Other Long Terms liabilities	708	790
Accrued severance pay	314	300
Total long-term liabilities	1,860	2,279
Total long-term liabilities	3,712	4,481

SHAREHOLDERS' DEFICIENCY	(872)	(274)

Total liabilities and shareholders' deficiency	2,840	4,207

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE TWELVE MONTHS PERIOD ENDED DECEMBER 31, 2013
IN U.S. DOLLARS

	12 months ended
	Dec-31
	2013	2012

	U.S. dollars in thousands (except per share data)

REVENUES	4,258	6,708

COST OF REVENUES	2,479	2,961

GROSS PROFIT	1,779	3,747

RESEARCH AND DEVELOPMENT EXPENSES – net	625	682
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling	1,022	1,371
General and administrative	866	734

OPERATING (LOSS) INCOME	(734)	960

FINANCIAL (EXPENSES) INCOME - net	(278)	(134)

OTHER EXPENSES – net	--	(2)
INCOME (LOSS) BEFORE TAXES ON INCOME	(1,012)	824

TAXES ON INCOME	--	--
INCOME (LOSS) FOR THE PERIOD	(1,012)	824

PROFIT (LOSS) PER SHARE BASIC	(0.013)	0.012
PROFIT (LOSS) PER SHARE DILUTED	(0.013)	0.012
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF LOSS PER SHARE:
BASIC (IN THOUSANDS)	78,155	70,042
DILUTED (IN THOUSANDS)	78,155	71,639
CONTACT: Company Contact Information:
         Yaron Menashe, CFO
         Tel: +972 4 6107609
         yaron@evs.co.il